UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 18)*	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response. . . 14.5
Falconbridge Limited (Name of Issuer)
Common Shares (Title of Class of Securities)
36104100 (CUSIP Number)

Benny S. Levene
Chief Legal Counsel
Xstrata plc
Bahnhofstrasse 2
Zug, Ch-6301
Switzerland
+41-41-726-6058
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 5, 2006 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.            36104100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Xstrata plc

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☒

6.	Citizenship or Place of Organization England and Wales

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 377,679,804
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 377,679,804

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 377,679,804

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 99.9%

14.	Type of Reporting Person (See Instructions) CO; HC

CUSIP No.            36104100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). 1184760 Alberta Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☒

6.	Citizenship or Place of Organization Canada

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 377,679,804
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 377,679,804

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 377,679,804

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 99.9%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No.            36104100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Xstrata Canada Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☒

6.	Citizenship or Place of Organization Canada

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 285,457,378
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 285,457,378

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 285,457,378

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 75.5%

14.	Type of Reporting Person (See Instructions) CO; HC

Introduction.

        This Amendment No. 18 amends and supplements the Schedule 13D filed on August 24, 2005, as amended by Amendment No. 1 thereto filed on September 6, 2005 and as further amended by Amendment No. 2 thereto filed on February 3, 2006, Amendment No. 3 thereto filed on May 17, 2006, Amendment No. 4 thereto filed on May 18, 2006, Amendment No. 5 thereto filed on June 12, 2006, Amendment No. 6 thereto filed on June 21, 2006, Amendment No. 7 thereto filed on July 7, 2006, Amendment No. 8 thereto filed on July 11, 2006, Amendment No. 9 thereto filed on July 19, 2006, Amendment No. 10 thereto filed on July 21, 2006, Amendment No. 11 thereto filed on July 27, 2006, Amendment No. 12 thereto filed on July 27, 2006 and Amendment No. 13 thereto filed on August 9, 2006 by (i) Xstrata plc and (ii) 1184760 Alberta Ltd. and as further amended by Amendment No. 14 thereto filed on August 15, 2006, Amendment No. 15 thereto filed on August 17, 2006, Amendment No. 16 thereto filed on August 28, 2006 and Amendment No. 17 thereto filed on September 6, 2006 by (i) Xstrata plc, (ii) 1184760 Alberta Ltd. and (iii) Xstrata Canada Inc. (the "Statement") relating to the common shares of Falconbridge Limited, a corporation organized under the laws of Ontario, Canada. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 3.    Source and Amount of Funds or Other Consideration.

        Item 3 of the Statement is amended and supplemented by adding the following paragraph immediately after the last paragraph thereof:

        "On October 2, 2006, Xstrata Canada mailed a notice of the Second Compulsory Acquisition (as defined in Item 4 of this Statement) in respect of all of the Common Shares that were issued by the Company after the close of business on September 1, 2006 upon the conversion of its adjustable rate convertible subordinated debentures due April 30, 2007 (the "Converted Shares"). The notice indicates that the holders of Converted Shares are required to elect to transfer such holders' Converted Shares to Xstrata Canada on the basis of Canadian $62.50 in cash for each Converted Share or to demand payment of the fair value of such Converted Shares. If a holder of Converted Shares does not notify Xstrata Canada in accordance with the deadline proscribed in the OBCA to demand payment of fair value, or if an election is improperly made, such holder will be deemed to have elected to transfer its Converted Shares to Xstrata Canada on the basis of Canadian $62.50 for each Converted Share. The Reporting Persons currently anticipate that the funds required to purchase the Converted Shares will be approximately Canadian $25 million and that such funds will be provided from any combination of the above discussed sources."

Item 4.    Purpose of Transaction.

        The second sentence of the third to last paragraph of Item 4 of the Statement is hereby deleted and replaced in its entirety with the following sentence:

        "Xstrata now beneficially owns 377,679,804 Common Shares (representing approximately 99.9% of the issued and outstanding Common Shares)."

        Item 4 of the Statement is amended and supplemented by adding the following paragraph immediately prior to the last paragraph thereof:

        "On October 2, 2006, Xstrata Canada mailed a notice of the Second Compulsory Acquisition (the "Second Compulsory Acquisition") in respect of the Converted Shares. The notice indicates that the holders of Converted Shares are required to elect to transfer such holders' Converted Shares to Xstrata Canada on the basis of Canadian $62.50 in cash for each Converted Share or to demand payment of the fair value of such Converted Shares. If a holder of Converted Shares does not notify Xstrata Canada in accordance with the deadline proscribed in the OBCA to demand payment of fair value, or if an election is improperly made, such holder will be deemed to have elected to transfer its Converted Shares to Xstrata Canada on the basis of Canadian $62.50 for each Converted Share. Upon completion of the Second Compulsory Acquisition, the Reporting Persons will issue, or cause the Company to issue, a press release announcing the completion of the Second Compulsory Acquisition. The foregoing description of the Second Compulsory Acquisition does not purport to be complete and is qualified in its entirety by full reference to the Notice of Compulsory Acquisition filed as Exhibit 43 hereto, which is incorporated herein by reference.

        At midnight on October 5, 2006, pursuant to the Compulsory Acquisition, Xstrata Canada was deemed to have acquired all of the Common shares that were outstanding at the close of business on September 1, 2006 and that Xstrata did not already beneficially own. Each holder of Common Shares whose Common Shares were deemed to have been acquired under the Compulsory Acquisition will receive the equivalent of Xstrata Canada's offer price of Canadian $62.50 in cash for each Common Share once the holder of Common Shares delivers the certificate(s) representing those Common Shares, together with a duly completed transmittal and election form, to CIBC Mellon Trust Company in accordance with the instructions set out in the transmittal and election form."

Item 5.    Interest in Securities of the Company

        The second sentence of Item 5(a) of the Statement is hereby deleted and replaced in its entirety with the following sentence:

  "Xstrata Canada beneficially owns 285,457,378 Common Shares representing approximately 75.5% of the issued and outstanding Common Shares."

        Item 5(c) of the Statement is hereby deleted and replaced in its entirety with the following:

  "(c)
  Except for the Common Shares deemed to have been acquired by Xstrata Canada described in the second to last paragraph of Item 4, none of the Reporting Persons nor, to the Reporting Persons' knowledge, any other Schedule I Persons or Schedule II Persons has effected any transaction in the Common Shares since the date of the most recent amendment to this Statement."

Item 6.    Contracts, Arrangements, understandings or Relationships with respect to the Securities of the Company

        Item 6 of the Statement is amended and supplemented by adding the following paragraph immediately after the last paragraph thereof:

        "On October 2, 2006, Xstrata Canada mailed a notice of the Second Compulsory Acquisition in respect of the Converted Shares. The notice indicates that the holders of Converted Shares are required to elect to transfer such holders' Converted Shares to Xstrata Canada on the basis of Canadian $62.50 in cash for each Converted Share or to demand payment of the fair value of such Converted Shares. If a holder of Converted Shares does not notify Xstrata Canada in accordance with the deadline proscribed in the OBCA to demand payment of fair value, or if an election is improperly made, such holder will be deemed to have elected to transfer its Converted Shares to Xstrata Canada on the basis of Canadian $62.50 for each Converted Share.

        At midnight on October 5, 2006, pursuant to the Compulsory Acquisition, Xstrata Canada was deemed to have acquired all of the Common shares that were outstanding at the close of business on September 1, 2006 and that Xstrata did not already beneficially own. Each holder of Common Shares whose Common Shares were deemed to have been acquired under the Compulsory Acquisition will receive the equivalent of Xstrata Canada's offer price of Canadian $62.50 in cash for each Common Share once the holder of Common Shares delivers the certificate(s) representing those Common Shares, together with a transmittal and election form, to CIBC Mellon Trust Company in accordance with the instructions set out in the transmittal and election form."

Item 7.    Materials to be Filed as Exhibits

        Item 7 is hereby amended and supplemented by the filing of the following exhibit herewith:

Exhibit No.	Description
43.	Notice of Compulsory Acquisition, dated October 2, 2006.(1)
44.	Notice of Compliance, dated October 3, 2006.(1)
45.	Press release of Xstrata, dated October 13, 2006.(2)

(1)
Incorporated by reference to Amendment No. 10 to the Schedule 14D-1F filed by Xstrata Canada Inc. and Xstrata plc on October 3, 2006.

(2)
Filed herewith.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2006
XSTRATA PLC
	By:	/s/ BENNY STEVEN LEVENE Name: Benny Steven Levene Title: Chief Legal Counsel

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2006
1184760 ALBERTA LTD.
	By:	/s/ BENNY STEVEN LEVENE Name: Benny Steven Levene Title: President

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2006
XSTRATA CANADA INC.
	By:	/s/ BENNY STEVEN LEVENE Name: Benny Steven Levene Title: President